SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001−33356

GAFISA S.A.
(Translation of Registrant’s name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425−070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

TABLE OF CONTENTS

Item
1.	Minutes of the Extraordinary General Shareholders’ Meeting of Gafisa convened on December 23, 2009.

Item 1

GAFISA S.A.

Publicly-Held Company

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07
NIRE 35.300.147.952

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’
MEETING CONVENED, ON A SECOND CALL, ON DECEMBER 23rd, 2009

1.  Date, Time and Place: On December 23rd, 2009, at 2:00 p.m., at Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Avenida Nações Unidas, 8.501, 19th floor, Eldorado Business Tower, Pinheiros.

2.  Call Notice: The second call notice was published on December 15, 16 and 17, 2009, in the “Diário Oficial do Estado de São Paulo”, pages 19, 11 and 17, respectively, and in the newspaper “Valor Econômico”, pages B10, B6 and B12, respectively.

3.  Attendance: Shareholders representing more than 52.28% of the Company’s total and voting capital, as per the signatures in the “Shareholders’ Attendance Book”. Also present was the Company’s Officer, Odair Garcia Senra.

4.  Presiding Board: Chairman, Mr. Alberto de Oliveira Neto; and Secretary, Ms. Fabiana Utrabo Rodrigues.

5.  Resolutions:

5.1. Resolved that the Minutes of this Extraordinary General Shareholders’ Meeting will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

5.2. Because, as of the date hereof, the Registration Statement on Form F-4 filed by the Company with the US Securities & Exchange Commission (SEC) in connection with the other items of the merger of the shares of Construtora Tenda S.A. (“Tenda”) into the Company (“Merger”) has not been declared effective yet by the SEC, which is a regulatory requirement in the United States of America for the Tenda shareholder vote, Tenda’s shareholders resolved, this morning, to suspend Tenda’s Extraordinary General Shareholders’ Meeting which had been called to resolve on the Merger. For this reason, Company’s shareholders also resolve to suspend this EGM. This EGM will be reconvened on December 30th, 2009, at 2:00 p.m., in the same place, with no call notice being required, so that the items in the agenda of this EGM are discussed and voted upon only after Tenda’s shareholders have resolved on the Merger.

SUSPENSION OF THE EGM: As there were no further issues to be addressed, the EGM was suspended, the Minutes were drafted as a summary and after being read and found to be appropriate, were signed by all in attendance. São Paulo, December 23rd, 2009.

Signatures: Alberto de Oliveira Neto, Chairman; Fabiana Utrabo Rodrigues, Secretary. Shareholders: Alberto de Oliveira Neto, AMERICAN F I SER GL SM CAP FD, AUSTRALIAN REWARD INV ALLIANCE, BARCLAYS GLOBAL INVESTORS NA, COMMONWEALTH O P P S EMP RET S, EMERGING MARKETS INDEX FUND E,  EXCEL LATIN AMERICA FUND, FRANKLIN

TEMPL INV FUNDS, NEW WORLD FUND INC, NORGES BANK, OPPENHEIMER DEVEL MARKETS FUND, TEMPLETON G I TR TEM BRIC FUND, UNIBANCO CONSTR C F INV ACOES, VANGUARD T I S I FD SE VAN S F, VANGUARD INVESTMENT SERIES PLC.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Fabiana Utrabo Rodrigues
Secretary

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gafisa’s filings with the Securities and Exchange Commission (SEC), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gafisa or Tenda stockholders to approve the merger, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to Gafisa’s most recent reports filed with the SEC.  Gafisa is under no obligation to and expressly disclaims any such obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa filed with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus contain important information about Gafisa, Tenda, the proposed transaction and related matters.  Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-

3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426.

SHAREHOLDERS OF GAFISA AND TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAFISA S.A.

Date:	December 29, 2009	By:	/s/ Alceu Duílio Calciolari
			Name:	Alceu Duílio Calciolari
			Title:	Chief Financial Officer and Investor Relations Officer

* * * * *
These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.